SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: France Telecom’s presentation to financial analysts of first half 2008 results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 31, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer

France Telecom

1H08 results

July 31st 2008



cautionary statement

- this presentation contains forward-looking statements about France Telecom’s business, in particular for 2008. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in telecom markets, the effectiveness of the integrated operator strategy including the success and market acceptance of the “NExT” plan, the Orange brand and other strategic, operating and financial initiatives, France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations.
- more detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake to update forward-looking statements.

1H08 highlights

1H08 key financial achievements

another strong semester in revenue and GOM performance

in millions of euros	1H07 CB	1H08 actual	var. comp basis
revenues	25,310	26,304	+3.9%
GOM	9,237	9,675	+4.7%
in % of rev	*36.5%*	*36.8%*	*+0.3pt*
CAPEX	2,980	3,134	+5.2%
in % of rev	*11.8%*	*11.9%*	*+0.1pt*
Org. Cash Flow	3,260	3,645	+11.8%

key points

- stronger growth in 2Q08 (+4.1%) after 1Q08 (+ 3.7%) due to mature countries performance
- emerging countries maintained a sustained growth
- GOM increase thanks to revenue growth and opex control
- stable capex rate
- on track with full year guidance with a different phasing over the year vs. 07

on track to achieve full year guidance

1H08 key KPIs

continued customer base growth, particularly in mobile and fixed broadband

Group customers*


in millions
+6%
149
68
81
163
55
108
174
58
116
1H06
1H07
1H08
Orange branded cust.
non branded

Group mobile customers*


in millions
+11%
89
86
3
103
92
11
+90%
114
93
21
1H06**
1H07
1H08
broadband mobile customers

ADSL Group accesses in Europe*


in thousands
8,534
10,532
12,176
CAGR 06-08: +19%
34%
50%
59% Livebox
47% VoIP
13% IPTV
1H06
1H07
1H08

enterprise Business EveryWhere clients***


in thousands
19.8%
525
630
1H07
1H08

* actual basis, ** published, ***in France

2Q08: strong quarter, above expected market growth

2Q revenue growth at 4.1%

revenue growth per quarter on a comp. basis


2.0%
1.8%
3.7%
0.5%
2.1%
4.1%
2006
2007
2008
1Q
2006
2007
2008
2Q

insight

- 1H08 Group growth is above expected market trend which was estimated for 08-10 between 2% and 3%
- 4th consecutive strong quarter
- growth build-up of 3.9% in 1H08

2Q08 stronger growth in all segments

in millions of euros	1Q08	△%*	2Q08	△%*	1H08	△%*
Group revenues	13,027	**+3.7%**	13,276	**+4.1%**	26,304	**+3.9%**
total personal	7,064	**+6.8%**	7,317	**+7.3%**	14,381	**+7.0%**
personal France	2,468	+3.3%	2,594	+6.3%	5,061	+4.8%
personal UK	1,443	+9.5%	1,438	+10.0%	2,881	+9.7%
personal Spain	827	+2.9%	852	+1.7%	1,679	+2.3%
personal Poland	586	+13.0%	627	+9.4%	1,213	+11.1%
personal ROW	1,775	+8.9%	1,842	+7.8%	3,617	+8.3%
total home	5,649	**0.0%**	5,722	**+0.7%**	11,370	**+0.3%**
home France	4,478	+1.3%	4,490	+1.0%	8,967	+1.2%
home Poland	740	-3.7%	769	-3.6%	1,509	-3.7%
home Spain	167	-6.2%	195	+10.6%	362	+2.2%
home UK	88	-7.3%	78	-8.1%	166	-7.7%
home other ROW	248	+3.9%	267	+7.6%	515	+5.8%
total enterprise	1,902	**+2.0%**	1,938	**+3.9%**	3,840	**+2.9%**
eliminations	-1,587		-1,700		-3,287	-

* yoy variation on a comparable basis, ie adjusted for forex (-336M€) and perimeter and other impact (-267M€) for 1H08

France and other mature countries performance contributed to growth rate improvement in 1H08

organic growth split by geography**


3.9%
1.9%
1.5%
+11.2%
emerging countries
1.8%
+15.4%
2.1%
+2.5%
matures countries
0.3%
+0.2%
0.3%
+2.9%
Enterprise
-0.2%
-1.2%
1H07* contribution to Group growth
organic growth
1H08* contribution to Group growth
organic growth

insight

- strong resilience of mature countries activities above market trends, especially in France & Poland
- continuous strong mobile performance in the UK driven by high level of contract acquisitions
- stronger Enterprise performance thanks to lower legacy decline and services development
- slight revenue growth slowdown in emerging markets vs 07 as expected

*yoy variation on comparable basis, **in weighted percentage

GOM increased by 4.7% especially driven by mobile and enterprise activities

in millions of euros	1H07*	*in % of revenues*	1H08	*in % of revenues*	△%	△ in % pts
Group GOM	9,237	*36.5%*	9,675	*36.8%*	4.7%	+0.3pt
total personal	4,794	*35.7%*	5,054	*35.1%*	5.4%	-0.6 pt
personal France	1,941	*40.2%*	1,997	*39.5%*	2.9%	-0.7 pt
personal UK	598	*22.8%*	685	*23.8%*	14.5%	+1.0 pt
personal Spain	376	*22.9%*	379	*22.6%*	0.9%	-0.3 pt
personal Poland	422	*38.6%*	472	*38.9%*	11.8%	+0.3 pt
personal ROW	1,457	*43.7%*	1,522	*42.1%*	4.4%	-1.6 pt
total home	3,815	*33.7%*	3,875	*34.1%*	1.6%	+0.4 pt
home France	3,139	*35.4%*	3,172	*35.4%*	1.0%	-
home Poland	643	*41.1%*	661	*43.8%*	2.8%	+2.7 pts
home ROW	33	*3.2%*	41	*4.0%*	26.9%	+0.8 pt
total enterprise	629	*16.9%*	746	*19.4%*	18.7%	+2.5 pts

* on a comparable basis, ie adjusted from forex (-57M€) and perimeter & other impacts (-122M€) for 1H08

ongoing improvement of cost structure

cost rebalancing to enhance market positions

evolution of opex

in % of revenues

	1H07 CB	1H08
labour	17.4%	16.7%
interconnection	14.6%	14.7%
other IT&N	5.2%	5.5%
general, properties and others	12.1%	11.7%
GOM pre-commercial	50.7%	51.5%
commercial expenses	14.2%	14.7%
GOM	36.5%	36.8%

- -70bp on labour opex resulting from headcount reduction, on track with 06-08 forecast
- master development of abundance offers benefiting from MTR cuts
- temporary sub-contracting to support DSL base increase
- tight management of general expenses
- 1H07 negative one-off items

+0.8pt

- higher commercial costs in most countries to support revenue growth and market share

+0.3pt

headcount evolution
on track to achieve Group 06-08 forecast


189,736*
International
81,619
(43%)
-868* net reduction mainly in TP Group
185,102*
80,750
(44%)
France
108,117
(57%)
-3,766* net reduction
ACT plan operates
recruitments: +419** mainly on critical joblines
104,352
(56%)
June 07 CB
June 08

- Group headcount down by 4,634 people, ie -2.4% vs 1H07 on a comparable basis
- in France, 1,923 net departures** in 2008: 87% of our 06-08 forecast achieved in 2.5 years
- 1H08 variation in line with forecast, leading to reduced labour costs by 0.7 pt in % of revenue

* active headcount end of period ** permanent headcount on NExT perimeter

operating income stable yoy

in millions of euros	1H07	1H08
gross operating margin (GOM)	9,416	9,675
employee profit sharing	-159	-146
share-based payment	-137	-41
depreciation & amortization	-4,007	-3,841 (1)
impairment of goodwill	-15	22
disposal of assets	409 (2)	10
restructuring costs	-45	-202 (3)
associates	1	-6
operating income	5,463	5,471

(1) less accelerated depreciation in 08

(2) 07 disposals of TDF and Eutelsat

(3) more restructuring actions in Spain and UK

+4.4% of net income Group share on comparable terms

in millions of euros	1H07	1H08
operating income	5,463	5,471
financial results	-1,296	-1,209 ❶
tax	-543	-1,266 ❷
minorities interest	-316	-321
net income Group share	3,308	2,675
gain on asset disposals and result of discontinued activities	*-409*	*-10*
exceptional on deferred tax	*-611*	*-170*
accrual for employees free share program	*128*	*27*
*net income Group share on comparable terms**	*2,416*	*2,522*

+4.4%

❶ financial charges decrease in accordance with net debt reduction

❷ lower deferred tax assets recognition in 08 without cash impact

* adjusted for main elements impacting the comparability

organic cash flow increasing by 11.8% yoy, on track with FY guidance

in millions of euros	1H07	1H08	
gross operating margin (GOM)	9,416	9,675	+2.8%
net interest expense cash out	-1,459	-1,360	
employee profit sharing cash out	-346	-359	
income taxes cash out	-467	-445	
early retirement plan cash out	-485	-351	
restructuring costs cash out	-134	-160	
change in Working Capital Requirement	-34	137	
others (other cash out and non cash items)	61	89	
net cash provided by operating activities	6,552	7,226	+10.3%
capex	-2,967	-3,134	
licences	-	-194	
increase or decrease due to fixed asset suppliers	-376	-287	
proceeds from sale of tangible and intangible assets	51	34	
organic cash flow, consolidated	3,260	3,645	+11.8%
o/w organic cash flow, part of the Group	*2,945*	*3,434*	*+16,6%*

1H08 capex on track with FY guidance


CAPEX evolution and trend
in millions of euros and % of revenue
2,980
11.8%
3,134
11.9%
personal
1,476
11.0%
1,391
9.7%
home
1,306
11.5%
1,586
13.9%
enterprise
198
5.3%
157
4.1%
1H07 CB
1H08

personal capex slowdown:

- main 3G roll out completed in mature countries
- first benefits from network sharing agreements
- continuous investments and network deployment in emerging countries

home capex increase:

- platform services and IT investments
- real estate operation on technical buildings for 163M€
- FTTH roll out (73M€ for the Group)

enterprise capex decrease in line with business model evolution:

- lower equipment renewals required vs 07

1H08 net debt decrease yoy: net debt/GOM ratio drop from 2.25 to 1.97

net debt changes

in millions of euros



42,113
net debt / GOM* 2.25
37,980
net debt / GOM* 1.99
-3,645
3,386
533
o/w TP 273M€
o/w Sonatel 115M€
o/w Mobistar 81M€
o/w Jordan Tel 43M€
74
Mobistar
64
o/w citivox acquisition 30M€
-188
38,204
net debt / GOM* 1.97
end of June 07
end of 2007
organic cash flow
dividend
dividend paid by subsidiaries to minorities
share buy back
net of acquisitions & disposals
others
end of June 08

* net debt to GOM ratio, GOM basis on 12 months rolling

financial structure optimization pursued in 1H08

France Telecom keeps attractive financing conditions in a general context of interest rate increase

June 08 net debt	€38.2Bn
June 08 gross debt*	€43.1Bn
% of debt with a fixed rate**	86%
% of debt in €**	78%
average maturity	7.2 years

YE07 S&P rating	A3/A-
1H08 average cost of debt	6.41%

spread***: among the lowest of the sector

FT SA. bonds repayment schedule as of June 08*

in billions of euros



0.6
4.0
3.2
4.3
2.9
15.5
2H08
2009
2010
2011
2012
2013-2034

insight

- **debt repayment almost fully refinanced for 08 with attractive conditions, below average cost of debt:**
- TDIRA buy back of 609M€ in March and July resulting in:
  - financial costs savings
  - 0.7% potential dilution eliminated

* the difference with the gross debt as of June 08 is due to other debt element such as subsidiaries debt, perpetual bonds mandatory redeemable in shares (TDIRA) securitization, leasing, accrued interests, liquidity mechanism and minority put, etc. ** after swap and including accrued interest *** measured by Credit Default Swap

1H08 business performance

france telecom

orange™

1H08 personal France

strong revenue performance in 2Q and 1H08

revenues: +4.8% yoy*


in millions of euros
4,830
+186
-156
+34
+121
+46
5,061
1H07 CB
customer base impact
regulatory impact
voice
non voice
equipment & others
1H08

- customer base increase (+3.9% yoy) with 66.5% of contract customers
- positive voice revenue impact driven by a higher voice traffic (minutes of usage at 200mn/month/subs** (+2.6% yoy))
- strong take up of non voice revenues (19.4% of network revenues in 2Q08)
  - 31 sms/month per subs (+16% yoy)
  - 4.33 MB/month per subs (+75% yoy)

* excluding regulatory impacts revenue growth of 8% ; ** annual rolling AUPU

GOM: +2.9% yoy


in millions of euros
1,941
1,997
40.2%
39.5%
1H07 CB
1H08

- GOM in absolute value benefiting from revenue increase
- commercial costs increase slightly weighted on GOM rate

1H08 personal France

stable market share with continuous development of contract base

Orange volume market share evolution*



market share incl MVNO
market share excl MVNO
46.5% 46.7% 46.8% 46.4% 46.4% 46.4%
44.5% 44.5% 44.3% 43.8% 43.6% 43.5%
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08

customer base mix



in thousands
contract
prepaid
3.9%
23,403
24,316
64.3%
15,050
+7%
16,161
66.5%
8,353
8,155
1H07
1H08

insight

- Orange market share maintained
- strong success of "Origami" voice and data bundles launched in April (+400k subscribers in 2Q)
- continuous growth of contract base +7% yoy
- strong contract churn reduction: 9.3% in 2Q08 vs 11.4% in 2Q07
- data development driven by non sms usages and Internet Everywhere dongles (+40k in 1H08)

annual rolling ARPU evolution



-1%
403
398
data
65
+14%
74
voice
338
324
2Q07
2Q08

* company estimates

1H08 home France

retail revenue stable with successful migration from FT PSTN to Orange multiplay

revenues: +1.2% yoy


in millions of euros
8,863
-322
+318
+108
8,967
1H07 CB
PSTN
internet
carrier & others *
1H08

* incl. ~30% of international carriers

- internet revenue growth: +26%
- PSTN decrease despite last quarter of subscription fee positive impact (100M€ on 1H08)
- wholesale revenue increase by +5% yoy

GOM: +1.0% yoy


in millions of euros
3,139
3,172
35.4%
35.4%
1H07 CB
1H08

- after a strong growth in 07, GOM rate is stabilising:
  - revenue increase
  - increasing intervention field costs

1H08 home France

number of fixed lines continues to increase: +2% yoy

total number of fixed lines (in millions) & wholesale customer analysis



wholesale lines
FT retail lines
2.0%
27.7
2.3
25.5
+1.633k
-1.528k
27.8
3.9
23.9
+1.294k
-980k
28.2
5.2
23.0
+963k
-727k
28.4
6.2
22.2
Dec-06
Jun-07
Dec-07
Jun-08

Wholesales lines detail		
in thousands	1H07 net adds	1H08 net adds
full ULL	744	650
WLR	435	136
naked ADSL	454	178

insight

- +2% of total fixed lines yoy with strong slowdown of FT retail lines losses
- 7.8M ADSL clients end of June (+19% yoy)
  - 75% equipped with a Livebox
  - 64% using VoIP (35% of voice traffic)
- 2Q08 broadband ARPU: 33€ (+10% yoy)
- 2.2M VOD paying acts in 1H08 (x 2 yoy)

ADSL market share* (%)



ADSL MKT SHARE
NET ADDS adsl MKT SHARE
49.2%
49.2%
49.4%
49.4%
49.5%
47.6%
47.8%
51.5%
49.7%
51.3%
1Q07
2Q07
4Q07
1Q08
2Q08

* company estimates

1H08 France focus

content everywhere strategy deployment


la Ligue 1 arrive chez Orange,
préparez-vous !
LA LIGUE 1 ARRIVE CHEZ ORANGE


musique max.
passez d'une musique à l'autre sans limite




la TV d'Orange

7 Feb ▶ **9 Apr** ▶ **27 May** ▶ **12 June** ▶ **3 July** ▶ **9 Aug** ▶ **Autumn** ▶

7 Feb

acquisition of first Ligue football rights:

- Saturday night matches
- mobile rights
- VoD mag

9 Apr

interactive services announcement Orange foot & Orange cinema series

27 May

pre-launch of Orange foot: on TV & mobile

12 June

musique max launch:

- definitive downloads
- unlimited
- on PC & mobile

3 July

thanks to ADSL and satellite technology OrangeTV is available for 98% of households (in 3p bundle)

9 Aug

1st week end 2008/2009 first league soccer season:

- 09/08 night: live TV match
- 9 & 10/08: live matches and mobile multiplex, VOD
- 11/08: VOD mag

Autumn

Orange cinema series launch

France: priorities and action plan for 2H08

country level

- ongoing cost control to cope with a possible market growth slowdown
- improve Orange QoS to reduce churn and maintain premium
- develop convergent offers & services
- development of the content everywhere strategy

personal

- maintain market leadership thanks to attractive & multi segmented offers
- focus on mobile multimedia usages (iPhone, 3G and Origami range…)
- pursue MVNO strategy
- monitor closely commercial expenses

home

- continue to master PSTN decrease
- maintain ADSL market share in a competitive broadband environment
- launch of music & TV exclusive content
- continued FTTH pre-deployment while waiting for regulation

1H08 personal UK

consistent strong revenue growth

revenues: +9.7% yoy*


in millions of euros
2,625
94
-36
103
70
26
2,881
1H07CB
customer base impact
regulatory
voice
non-voice
equipment & others
1H08

* excluding regulatory impacts revenue growth of 11%

- revenue growth coming from:
  - strong contract base growth (up by 13%)
  - voice up 6.9%
  - non-voice up by 17.7%

GOM: +14.5% yoy


in millions of euros
598
685
22.8%
23.8%
1H07 CB
1H08

- GOM benefiting from customer value strategy: higher usage and loyalty (contract churn down to 19.8%)
- stable commercial expenses with a rebalancing toward retention

1H08 personal UK

consistent performance delivering value and growth

net adds evolution by quarter


in thousands
contract
prepaid
2
-238
214
-145
224
10
202
40
112
2
130
-129
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08

insight

- subscriber mix improves quarter on quarter with contract customers now representing 37% of the base
- extended channels to market with a focus on direct distribution
  - direct distribution recruited 44% of contract net adds vs. 36% in 1H07
- data ARPU growth (+13% yoy), was supported by an increased mobile broadband base: 2.5M subs. (x1.8 yoy) representing 16% of the base

customer base mix


in thousands
contract
prepaid
+3.9%
15,165
15,757
34%
5,183
+13%
5,852
37%
9,982
9,905
1H07
1H08

annual rolling ARPU evolution


in £
+5.0%
258
271
data
54
+13%
61
voice
204
210
2Q07
2Q08

1H08 home UK

quality and service improvement

revenues: -7.7% yoy

in millions of euros



180
-9
-11
6
166
1H07CB
broadband
narrowband
others (incl. fixed voice)
1H08

Broadband ULL population coverage

in %



35%
39%
54%
56%
1Q07
2Q07
1Q08
2Q08

- focus on network improvement and quality of service:
  - ULL customers increase from 23% of the broadband base in 1H07 to 40% in 1H08
  - improvement at call center level
- launch of fixed voice and improving customer loyalty are offset by low new connections and reduced market prices
- home marketing team now fully integrated with mobile

UK: priorities and action plan for 2H08

country level

new management in 1H, focus on:

- customer experience
  - reorganisation to be more customer focused (to complete in Q3)
  - customer service: processes improvement and geographic optimization
  - extend retail distribution to 400 shops under own property and branding
  - new segmented propositions
- network improvement both on mobile and broadband
- brand refresh launched July 08
  - biggest integrated campaign since inception, continuing into 2009

personal

- extend 2G footprint by 450 sites
- accelerating investment in high speed 3G network

home

- continue targeted LLU rollout
- continue to improve network performance (QoS and speed)

1H08 personal Spain

2.3% growth in a rapidly slowing market

revenues: +2.3% yoy *


in millions of euros
1,641
136
-73
-13
4
-16
1,679
1H07 CB
customer base impact
regulatory impact
voice
non voice
equipment & others
1H08

* excluding regulatory impacts, revenue growth of +7%

- +3,5% revenue growth excl. Euskaltel in 1H08 and strong mobile service revenue growth (+3.8% in 1H08)
- increased contract customer base thanks to quarterly rolling churn reduction (17.9% in 2Q08 vs 19.8% in 2Q07)
- successful voice abundance offerings

GOM: +0.9% yoy


in millions of euros
376
379
22.9%
22.6%
1H07 CB
1H08

- stable GOM despite regulatory impact (-25M€ in 1H) with an improving trend in 2Q08
- tight control of commercial costs with SAC/SRC rebalancing

1H08 personal Spain

consolidating market share and value of the customer base

net adds evolution

in thousands



prepaid
contract
45
-101
156
-22
60
170
4
166
123
-130
141
-50
1Q07
2Q07*
3Q07
4Q07
1Q08
2Q08

* excl. inactive prepaid base clean up (500k)

customer base mix

in thousands



contract
prepaid
5%
10,692
11,175
53%
5,621
+11%
6,220
56%
5,071
4,954
1H07
1H08

insight

- on-going improvement of customer base with better mix: 56% of contract vs 53% in 2Q07
- nearly stable ARPU thanks to data revenue performance: +8% yoy
  - data ARPU representing 13.1% of ARPU in 2Q08 vs 11.9% a year ago
  - 2.4M broadband customer base (x2.6 yoy)
- usage improvement: AUPU +6.7% yoy
- MVNO base increased by 3.4x (405k)

annual rolling ARPU evolution



-0.7%
301
299
data
36
+8%
39
voice
265
260
2Q07
2Q08

1H08 home Spain

strong DSL growth compensating for other activities decline for the first time since 2006

revenues: +2.2% yoy

in millions of euros



354
35
-10
4
-5
-17
362
DSL rev growth: +22%
1H07 CB
ADSL
voice & narrow-band
enterprise
wholesale
equipment & others
1H08

broadband customer base: +14% yoy

in thousands



1,046
1,192
ULL
non ULL
628
847
418
345
+35%
1H07*
1H08

* incl. ya.com

insight

- strong continuous double digit growth of DSL revenues (+22%)
- "All in one": good level of YTD gross adds (above FY07) but high level of churn due to provisioning and regulatory issues
- increased broadband ARPU thanks to multiplay offerings: 28.7€ in 1H08, +3% yoy

internet features

% of ADSL base



5%
15%
17%
2%
8%
2Q07
2Q08
livebox
VOIP
IPTV

Spain: priorities and action plan for 2H08

country level

- in a slowing market, the objective remains to consolidate value market share and to optimize cost structure:
  - distribution channel restructuring
    - Orange will open 300 stores in Spain over the next two to three years (30 to 40 stores by year end)
    - focus on aggressive growth of the online distribution channel
  - further optimisation of commercial costs through rebalancing of acquisition and retention
  - headcount reduction

personal

- maintain momentum in contract growth with new offers, leveraging on customer mix to benefit from data ARPU growth
- pursue development of 3G base and dongle offers
- further increase MVNO business with new agreements

home

- improve triple play provisioning performance
- push ULL strategy through the rollout of new MDFs
- keep leadership in innovation, launch new convergent offers and develop content and SVOD

1H08 personal Poland

revenues supported by growth in customer base and usage

revenues: +11.1% yoy *


in millions of euros
1,092
97
-38
48
-8
22
1,213
1H07 CB
customer base impact
regulatory impact
voice
non-voice
equip. & other
1H08

* excluding regulatory impacts revenue growth of 15%

- double digit revenue growth supported by:
  - customer base increase of +6.5% yoy to 13,9 million
  - higher voice usage
  - partially offset by negative regulatory impact due to ~15% MTR cut in May 2008

GOM: +11.8% yoy


in millions of euros
422
472
38.6%
38.9%
1H07 CB
1H08

- overall GOM improvement driven by the revenue increase
- increasing interconnect costs, linked to higher customer base and usage

1H08 personal Poland

leadership position maintained in both value & volume

value & volume market share evolution



Volume
Value
33.9%
34.5%
34.2%
34.0%
34.1%
33.7%
33.6%
34.1%
33.6%
33.3%
2Q07
3Q07
4Q07
1Q08
2Q08*

customer base mix

in thousands



contract
prepaid
6.5%
13,056
13,900
40%
5,189
+12%
5,814
42%
7,867
8,086
H107
H108

insight

- 5% growth in voice usage (average usage per user**)
- continuous growth in mobile broadband customer base with non voice revenues staying above 20% of network revenues
- decrease in annual rolling ARPU of 4% due to the MTR decrease of ~15% in May and SMS price erosion & cost netting

annual rolling ARPU evolution *(PLN)*



-4%
615
590
data
129
123
voice
486
467
2Q07
2Q08

* company estimates, ** annual rolling

1H08 home Poland

lower PSTN erosion vs 1H07 thanks to broadband & other activities ramp-up

revenues: -3.7% yoy

in millions of euros



1,566
-146
20
20
29
20
1,509
1H07 CB
PSTN
internet
carrier
business
others
1H08

- revenue transformation continues with lower PSTN erosion partially offset by other fixed activities
- broadband revenue growth +15.3% yoy with household penetration rate reaching 36%
- strong data services performance at +10% yoy led by IP VPN & managed network offers

GOM: +2.8% yoy

in millions of euros



GOM
GOM rate
643
661
43.8%
41.1%
1H07 CB
1H08

- GOM evolution is explained by the risk assessment provision impacting 1H07 comparable basis
- adjusted GOM rate decrease due to higher commercial costs
- savings program continues with savings in labour and G&A costs

1H08 home Poland

broadband value market share leadership at 50% in H1

evolution of TP fixed lines


in millions
Wholesale
TP retail lines
9.8
0.3
9.5
9.7
0.5
9.2
9.5
0.6
8.9
9.3
0.7
8.7
9.2
0.8
8.4
2Q07
3Q07
4Q07
1Q08
2Q08

broadband* customers in thousands


+11.4%
1,870
1,952
2,022
2,079
2,084
2Q07
3Q07
4Q07
1Q08
2Q08

insight

- fixed line evolution is mainly driven by fixed to mobile substitution
- retail broadband subscriber base (+11%) impacted in Q2 by new provisioning system stabilisation period
- flat broadband ARPU benefiting from innovative multiplay and content offers

multiplay customer base


% of broadband base
1H07
1H08
15%
21%
4%
8%
1%
3%
livebox
VOIP
IPTV

* retail ADSL + SDI

Poland: priorities and action plan for 2H08

country level

- revenue guidance revised from -1% to flat
- continue with cost reduction plans and asset optimisation programs
- extend the usage of the Orange brand
- launch new content services

personal

- push sales in data services (including laptops & iPhone)
- greater focus on customer retention though SIM card activation rather than handset upgrades
- further increase the market share of the Orange FreeDom Bit Stream Access based ADSL service

home

- stabilise broadband provisioning and launch of the "Babybox"
- increase the internet penetration in the business segment and IP VPN Managed services
- adopt a more aggressive approach concerning PSTN retention plans including the Wireless Broadband (CDMA) offer

1H08 personal ROW

sustained growth in more penetrated markets

revenues: +8.3% yoy*

in millions of euros


8.3%
3,338
3,617
1H07 CB
1H08

* excluding regulatory impacts revenue growth of 13%

- strong H1 performance
- growth driven mainly by Egypt, Dominican Republic, Senegal, Ivory Coast and Romania
- progressive maturing of other European countries

GOM: +4.4% yoy

in millions of euros


1,457
1,522
43.7%
42.1%
1H07 CB
1H08

- GOM increase driven by strong margins kept in the Middle East & Europe
- increased commercial costs in some markets and start-up costs in new geographies (Guinea, Niger, …)

1H08 personal ROW

overall customer base up to 49 million, 43% of group base

mobile customer base


in millions
Moldova 1.3
Switzerland 1.5
Dominicana 2.3
Slovakia 2.8
Belgium+Lux 3.4
Romania 10.1
Africa 13.2
Middle East 14.0

insight

- Africa: significant continued growth mainly coming from Madagascar, Mali & the Ivory Coast, despite difficult global economic situation
- Middle East: strong growth with 38% customer base increase to above 14 million customers
- Europe: growth coming from Eastern countries

mobile customer base up by 28% yoy on a comparable basis


Slovakia 5.4%
Switzerland 6.0%
Belgium+Lux 7.0%
Romania 17.7%
Moldova 27.3%
Dominicana 28.9%
Middle East 38.2%
Africa 42.5%

organic revenue growth up by 8.3% yoy


Moldova 45%
Dominicana 22%
Middle East 19%
Africa 17%
Romania 9%
Slovakia 4%
Switzerland -1%
Belgium+Lux -2%

1H08 home ROW

revenues: +2.2% yoy

in millions of euros



1,021
-14
8
14
5
9
1,043
1H07 CB
UK
Spain
Senegal
Ivory Coast
Others
1H08

broadband customer base in thousands (+65%)



Mauritius
6
Ivory Coast
28
Senegal
44
Jordan
79
total
156

- +5.8% yoy revenue growth in Middle East & Africa on a comparable basis
- growth in broadband in specific markets

focus on new operations

Orange Guinea

- 398 k customers at the end of H1 and 23% market share after only 8 months
- recent launch of 5th operator

Orange Bissau

- need to continue to extend coverage and improve our distribution channels to compete more effectively



Orange Niger

- successful launch of GSM network on the 30th of June
- recent sign-up of customer number 100,000

Telkom Kenya

- financial integration in consolidated group accounts expected in Q4
- fixed operations ongoing and expecting to start GSM mobile operations in H2

RoW: priorities and action plan for 2H08

regional level

- develop home activities with specific organisation and more integrated distribution channels
- work on customer satisfaction in order to reduce churn (especially in mature markets) and gain new clients (especially in emerging markets)
- develop growth relays such as m-payment
- increase operational efficiency through outsourcing when appropriate (especially in mature markets)

personal

- pushing mobile broadband/data usage, including Flybox & iPhone sales, especially in mature markets
- increase the importance of direct & online sales channels
- maintain & improve QoS levels
- launch of Business Everywhere (dongles) in emerging markets and launch of 3G network in Egypt

home

- further progress in broadband roll-out in appropriate emerging markets where bandwidth is available / affordable
- greater use of existing customers and sales channels to generate further growth
- continue with fixed broadband initiatives including FTTH and Wimax pilots in Slovakia, Switzerland, …

1H08 enterprise
Q1 growth trend confirmed in Q2 over all our portfolio

revenues: +2.9% yoy

in millions of euros


3,731
-97
versus -223 M€ in 1H07
+73
+88
+45
3,840
1H07 CB
Business Network Legacy
Advanced Business Network
Extended Business Services
others
1H08

- strong resilience of Business Network Legacy in France helped by additional working days in Q2 08
- continued solid growth in Advanced Business Network (+8%) both in France and outside France
- extended services: strong organic growth still above the market (+16%) across all our activities
- emerging markets grew by 14.7%, now representing 4.3% of total revenues

GOM: +18.7% yoy
(+13.2% excluding exceptional items)

in millions of euros


GOM
GOM rate
629
16.9%
746
19.4%
1H07 CB
1H08

- GOM rate improvement with some:
  - improved margins for both connectivity & services
  - ongoing effort to reduce general expenses
  - one-off items in 2Q08 (+90 bps)

1H08 enterprise:
priorities and action plan for 2H08

overall

- increase our business while preserving our level of profitability, through a strong management of operations:
  - develop network related services and continue to improve margin of services (real-time business)
  - further streamline costs base through reengineering of our critical processes
  - strengthen our leadership in quality of service

international

- consolidate our presence in Russia and India and continue to grow in other emerging markets
- in an increasingly competitive market, continuously optimize administrative and operational costs (in particular access costs)

France based companies

- leverage IP convergence services for end-users to consolidate our core network business
- preserve our connectivity margin

outlook

2008 outlook

Group FY08 revenue trend should remain above average market growth in spite of expected market growth slowdown in some countries

market growth forecast as of December 07


+2-3%
2007
2010e

source: France Telecom Investor Day, Dec. 07

main 2nd half business trends

- France: resilience of activities in a lower growth context
- UK: performance closer to market trend
- Poland: revenue guidance revised from ~ -1% to nearly flat
- Spain: level of improvement subject to overall economy evolution
- emerging countries: trend unchanged vs 1H08

2008 outlook

guidance on GOM stabilization is unchanged

evolution of GOM rate



37.3%
35.9%
36.1%
2005 CB*
2006 CB*
2007

GOM rate stability for FY 2008 vs 2007 CB*

- free hotline regulation impact (Chatel law**) for both retail and enterprise activities in France
- keep room of manoeuver in commercial costs to face increasing competition on mobile markets
- iPhone 3G customer investment and accounting of content rights purchased in 1H08 in France
- continued control on labour and non labour costs

•comparable basis, see appendix 4

** Chatel law in France enforced free of charge waiting time for hotlines

full year 2008 guidance is confirmed

GOM rate	▪ stability
CAPEX to sales	▪ around 13%
organic cash flow	▪ higher than € 7.8 bn

dividend policy unchanged

the Board has decided to distribute an ordinary interim dividend of €0.6 per share

while keeping in the medium term a net debt to GOM ratio below 2 under current market conditions

- possibility for the Board to distribute above 45% of organic cash flow vs. 40-45% before

  → change in ordinary dividend payment terms with the establishment of an interim dividend

- in addition, the Board will consider annually additional remuneration depending on cash flow projections and investment plans

  → additional remuneration to be examined in Feb 09

- decision to distribute €0.6 per share of interim ordinary dividend to be paid as of September 11, 2008*
- FY08 ordinary dividend indication confirmed to be above €1.3/share to be decided in Feb 09

* record date: market before payment date, ex-dividend date: 3 days before payment date

appendices

glossary (1)

ADSL market share	▪ sum of France Telecom ADSL access on the retail market (excluding monoplay usage without high-speed Internet access), the unbundling and ADSL wholesale offers sold to third party operators and Internet access providers (IAPs).
ARPU (Average Revenues Per User)	▪ for HCS segment: average monthly revenues on the basis of the last twelve months divided by the weighted average number of customers over the same period. ▪ for PCS segment: revenues of the network generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) divided by the weighted average number of customers over the same period. ▪ for Internet: connectivity revenues divided by the weighted average number of Internet customers during the same period.
AUPU (Average Usage Per User)	▪ for PCS segment: total minutes used over the preceding 12 months (outgoing, incoming and roaming calls, excluding the traffic of Mobile Virtual Network Operators) divided by the weighted average number of customers over the same period. AUPU is expressed in minutes as a monthly usage per customer.
CAPEX (CAPital EXpernditures)	▪ tangible and intangible investments excluding GSM and UMTS licenses and investments through finance lease.
C.B. (Comparable Basis)	▪ data presented with comparable methods, consolidation and exchange rates are presented for the preceding period.
Churn Rate	▪ total number of customers who disconnect or are considered to have disconnected from its network, voluntarily or involuntarily (excluding money-back return and fraudulent connections) for the previous 12 months divided by the weighted average number of customers over the same period. – for Personal UK, migrations between contract and prepaid products are included in individual product churn but not in overall churn. Disconnections occurring either during the money-back guaranteed 14-days trial period or due to fraudulent connections are not included in churn. Prepaid customers are considered churned if they have not made any outgoing calls or received less than 4 incoming calls in the last 3 months. – for Personal France, churn includes migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel as well as prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.
GOM Gross Operating Margin	▪ revenues less external purchases, other operating expenses (net of other operating income) and labour expenses. Labour expenses presented in GOM do not include employee profit-sharing or share-based compensation.

glossary (2)

Net Financial debt	▪ gross financial debt (converted at the year end closing rate), less (i) derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, (ii) cash collateral paid on derivative instruments, (iii) cash and cash equivalent and financial assets at fair market value, and (iv) certain deposits paid on specific transactions, and adjusted for the impact of the effective portion of cash flow hedges.
Number of Employees	▪ active employees at end-of-period: number of persons working on the last day of the period, including both permanent and fixed-term contracts.
Mature markets	▪ France, UK, Spain, Switzerland, Belgium, Luxembourg, Poland Fixed
Growing markets	▪ Poland mobile, Botswana, Cameroon, Dominican Republic, Egypt, Equatorial Guinea, Ivory Coast, Jordan, Madagascar, Mali, Mauritius, Mexico, Moldova, Romania, Slovakia, Senegal, Vanuatu, Vietnam, other countries
SACs Subscriber Acquisition Costs	▪ for PCS segment: Sum of the acquisition costs for the handsets sold and the commissions paid to retailers from which are deducted the revenues received from the sale of handsets, for each new customer.
SRC Subscriber Retention Costs	▪ for PCS segment: sum of the acquisition costs for the handset sold and the commission paid to retailers from which are deducted the revenues received from the sale of handset for each customer renewing his contract.
Commercial costs	▪ external purchases including purchase of handset and other products sold, retail fees and commissions and advertising, sponsoring and brand costs
IT&N costs	▪ external purchases including services fees and inter-operator costs, outsourcing fees relating to technical operation and maintenance and IT expenses
Labour costs	▪ wages and employees benefit expenses excluding employee profit sharing and share based compensation costs – net of capitalized costs.

appendix 1

1H07 from historical to comparable basis results

in millions of euros	historical in local currency	data weight. avg rate H107	in MEUR	comparable weight. avg rate H108	basis forex impact	perimeter impact	in MEUR
revenues			25,913		-336	-266	25,310
EUR	18,050	1,00000	18,050	1,00000	0		
GBP	2,152	1, 48232	3,190	1, 29071	-417		
PLN	8,881	0,26021	2,311	0,28670	235		
other			2,362		-154		
GOM % of rev			9,416 36.3%		-57	-122	9,237 36.5%
capex % of rev			2,967 11,4%		-13	26	2,980 11,8%

appendix 2
3Q07 historical basis results – indication of perimeter impact

in millions of euros	historical in local currency	data weight. avg rate Q307	in MEUR	comparable weight. avg rate Q308	basis forex impact	perimeter impact (*)	in MEUR
revenues			13,508			-141	13,367
EUR	9,347	1,00000	9,347				
GBP	1,125	1,49667	1,684	TO BE			
PLN	4,603	0,26372	1,214	ESTIMATED			
other			1,262				
GOM % of rev			5,094 37.7%			-27	5,067 37.9%
capex % of rev			1,434 10.6%			-36	1,398 10.5%

* mainly: negative impact of Orange Netherlands disposal, positive impact of Ya.com and VoxMobile acquisition
Kenya acquisition not taken into account

appendix 3

4Q07 historical basis results – indication of perimeter impact

in millions of euros	historical in local currency	data weight. avg rate Q407	in MEUR	comparable weight. avg rate Q408	basis forex impact	perimeter impact (*)	in MEUR
revenues			13,539			-46	13,494
EUR	9,293	1,00000	9,293				
GBP	1,213	1,39218	1,689	TO BE			
PLN	4,606	0,27358	1,260	ESTIMATED			
other			1,297				
GOM % of rev			4,605 34.0%			-4	4,601 34.1%
capex % of rev			2,578 19.0%				2,578 19.0%

* Kenya acquisition not taken into account

appendix 4

2007 historical basis results – indication of perimeter impact

in millions of euros	historical in local currency	data weight. avg rate Q407	in MEUR	comparable weight. avg rate Q408	basis forex impact	perimeter impact (*)	in MEUR
revenues			52,959			-452	52,507
EUR	36,690	1,00000	36,690				
GBP	4,490	1,46160	6,563	TO BE			
PLN	18,091	0,26450	4,785	ESTIMATED			
other			4,921				
GOM % of rev			19,116 36.1%			-154	18,692 36.1%
capex % of rev			6,979 13.2%			-9	6,970 13.3%

* mainly: negative impact of Orange Netherlands disposal, positive impact of ya.com and VoxMobile acquisition
Kenya acquisition not taken into account

appendix 5

enterprise positioning on emerging markets: a key asset to build growth

key facts

- the best footprint for enterprise with the extension of Ethernet Links international coverage: 21 countries on 4 continents (incl. India and Morocco)
- presence in sizeable growth potential areas with high end value services offers (IP Network solution & Integration Services)
- emerging markets revenues grew by 14.7% yoy on a comparable basis

contribution to enterprise revenues*



+60 bps
3.7%
4.3%
1H07 CB
1H08

1H08 main events

- India: acquisitions & long distance telephony licence
- Vietnam: expansion of our partnership with Vietnam Datacommunication Company
- Russia: licence for long-distance telephony operated since February 08
- key contract won:
  - Airbus: ToIP** in China
  - Tiens: global network in China

emerging markets footprint



* excluding Globecast ** Telephony over IP

appendix 6 - balance sheet (1)

(in millions of euros)

	Note	Half year ended June 30, 2008	Year ended December 31, 2007
ASSETS			
goodwill, net		31,631	31,389
other Intangible assets, net		16,009	16,658
property, plant and equipment, net		27,751	27,849
interests in associates		321	282
assets available for sale		515	518
non-current loans and receivables	5	2,234	1,960
non-current financial assets at fair value through profit or loss	5	104	54
non-current hedging derivatives assets	5	10	42
other non-current assets		34	63
deferred tax assets		6,228	7,273
total non-current assets		84,837	86,088
inventories, net		837	1,068
trade receivables, net		6,239	6,556
current loans and other receivables	5	99	81
current financial assets at fair value through profit or loss, excluding cash equivalents	5	78	534
current hedging derivatives assets	5	14	12
other current assets		2,123	2,035
current tax assets		53	111
prepaid expenses		831	673
cash and cash equivalents	5	3,880	4,025
total current assets		14,154	15,095
TOTAL ASSETS		98,991	101,183

appendix 7 - balance sheet (2)

(in millions of euros)

	Note	Half year ended June 30, 2008	Year ended December 31, 2007
EQUITY AND LIABILITIES			
share capital		10,459	10,457
additional paid-in capital		15,324	15,317
retained earnings		1,791	2,532
translation adjustment		1,783	1,747
equity attributable to equity holders of France Telecom SA		29,357	30,053
minority interests		4,021	4,470
total equity	6	33,378	34,523
non-current trade payables		515	435
non-current financial liabilities at amortized cost, excluding trade payables	5	34,009	32,532
non-current financial liabilities at fair value through profit or loss	5	592	154
non-current hedging derivatives liabilities	5	955	955
non-current employee benefits		570	535
non-current provisions		1,341	1,657
other non-current liabilities		747	870
deferred tax liabilities		1,303	1,539
total non-current liabilities		40,032	38,677
trade payables		9,356	9,580
current financial liabilities at amortized cost, excluding trade payables	5	6,701	8,694
current financial liabilities at fair value through profit or loss	5	708	730
current hedging derivatives liabilities	5	431	353
current employee benefits		1,493	1,881
current provisions		1,622	1,592
other current liabilities		2,267	1,837
current tax payables		256	331
deferred income		2,747	2,985
total current liabilities		25,581	27,983
TOTAL EQUITY AND LIABILITIES		98,991	101,183

appendix 8 - cash-flow account (1)

(in millions of euros)

	Note	Half year ended June 30, 2008	Half year ended June 30, 2007
OPERATING ACTIVITIES			
consolidated net income after tax		2,996	3,624
adjustments to reconcile net income/(loss) to funds generated from operations			
depreciation and amortization		*3,841*	*4,007*
impairment of non-current assets		*(22)*	*15*
gain on disposals of assets		*(10)*	*(409)*
change in other provisions		*(213)*	*(520)*
share of profits (losses) of associates		*6*	*(1)*
income tax	*4*	*1,266*	*543*
interest income and expense		*1,064*	*1,226*
foreign exchange gains and losses, net		*(443)*	*(148)*
derivatives		*581*	*225*
share-based compensation		*41*	*137*
change in inventories, trade receivables and trade payables			
decrease/(increase) in inventories (net)		*204*	*30*
decrease/(increase) in trade accounts receivable		*185*	*220*
increase/(decrease) in trade accounts payable		*300*	*(399)*
other changes in working capital requirements			
decrease/(increase) in other receivables		*(494)*	*(9)*
increase/(decrease) in other payables		*(271)*	*(63)*
dividends and interest income received		*154*	*114*
interest paid and interest rates effects on derivatives, net		*(1,514)*	*(1,573)*
income tax paid		*(445)*	*(467)*
net cash provided by operating activities		7,226	6,552

appendix 9 - cash-flow account (2)

(in millions of euros)

	Note	Half year ended June 30, 2008	Half year ended June 30, 2007
INVESTING ACTIVITIES			
purchases/sales of property, plant and equipment and intangible assets			
purchases of property, plant and equipment and intangible assets		(3,328)	(2,967)
increase/(decrease) in amounts due to fixed asset suppliers		(287)	(376)
proceeds from sales of property, plant and equipment and intangible assets		34	51
cash paid for investment securities, net of cash acquired			
purchase of treasury shares by Mobistar	3	(74)	-
Silicomp		(5)	(89)
other payments for investment securities		(95)	(39)
proceeds from sales of investment securities, net of cash transferred			
Tower Participations		-	254
Bluebirds		-	110
other proceeds from sales of investment securities		36	48
decrease/(increase) in marketable securities and other long-term assets			
Escrow account deposit		(56)	-
Other		411	164
net cash used in investing activities		(3,364)	(2,844)

appendix 10 - cash-flow account (3)

(in millions of euros)

	Note	Half year ended June 30, 2008	Half year ended June 30, 2007
FINANCING ACTIVITIES			
issuances			
bonds convertible, exchangeable or redeemable into shares	*5*	*2,775*	*2,856*
long-term debt	*5*	*690*	*26*
redemptions and repayments			
bonds convertible, exchangeable or redeemable into shares	*5*	*(4,007)*	*(2,581)*
long-term debt	*5*	*(152)*	*(1,236)*
equity portion of hybrid debt		*(5)*	*(8)*
increase/(decrease) in bank overdrafts and short-term borrowings		*953*	*576*
decrease/(increase) in deposits and other debt-linked financial assets (including cash collateral)		*(230)*	*(191)*
exchange rates effects on derivatives, net		*(147)*	*(35)*
purchase of treasury shares	*6*	*22*	*(229)*
capital increase	*6*	*10*	*39*
minority shareholders' contributions	*6*	*19*	*-*
dividends paid to minority shareholders	*6*	*(552)*	*(531)*
dividends paid by France Telecom SA	*6*	*(3,386)*	*(3,117)*
net cash used in financing activities		(4,010)	(4,431)
net change in cash and cash equivalents		(148)	(723)
effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		3	18
cash and cash equivalents at beginning of period/year		4,025	3,970
cash and cash equivalents at end of period/year (*)		3,880	3,265

(*) includes cash and cash equivalents related to assets held for sale.

appendix 11- profit & loss account

(in millions of euros)

	Note	Half year ended June 30, 2008	Half year ended June 30, 2007
revenues	2	26,304	25,913
external purchases	2	(11,263)	(11,030)
other operating income	2	202	236
other operating expense	2	(1,167)	(1,276)
labour expenses:			
- wages and employee benefit expenses	*2*	*(4,401)*	*(4,427)*
- employee profit-sharing	*2*	*(146)*	*(159)*
- share-based compensation	*2*	*(41)*	*(137)*
depreciation and amortization	2	(3,841)	(4,007)
impairment of non-current assets	2	22	(15)
gains (losses) on disposal of assets		10	409
restructuring costs	2	(202)	(45)
share of profits (losses) of associates	2	(6)	1
operating income		5,471	5,463
interest expense		(1,156)	(1,240)
foreign exchange gains (losses)		4	1
discounting expense		(57)	(57)
finance costs, net		(1,209)	(1,296)
income tax	4	(1.266)	(543)
consolidated net income after tax		2,996	3,624
net income attributable to equity holders of France Telecom SA		2,675	3,303
minority interests	6	321	316

appendix 12
1H08 personal ROW

country	H108 revenues (M€)	% var yoy cb	1H08 subscribers (000s)	% var yoy cb
Belgium+Lux	747	-2,4%	3 423	7,0%
Switzerland	399	-0,9%	1 527	6,0%
Romania	628	8,6%	10 088	17,7%
Slovakia	388	3,5%	2 847	5,4%
Moldova	58	45,2%	1 267	27,3%
Dominicana	208	22,2%	2 288	28,9%
Egypt*				
Jordan				
Botswana	35	36,4%	620	31,6%
Cameroon	104	4,0%	1 827	12,2%
Central Africa	2	n/s	70	n/a
Equatorial Guinea**	15	10,4%	102	39,7%
Guinea	10	n/s	398	n/a
Guinea Bissau	1	n/s	41	n/a
Kenya				
Ivory Coast	153	13,5%	2 826	35,0%
Madagascar	45	18,3%	1 655	88,1%
Mali	121	11,7%	2 367	57,7%
Mauritius**	13	12,3%	224	12,6%
Niger				
Senegal	214	22,3%	3 042	26,7%

* consolidated at 71,25%
** consolidated at 40%

appendix 13
H108 home ROW

country	H108 revenues (M€)	% var yoy cb	1H08 fixed line subscribers (000s)	% var yoy cb	1H08 ADSL subscribers (000s)	% var yoy cb
Jordan	113	-2,8%	529	-12%	79	94%
Ivory Coast	96	5,3%	262	7%	28	87%
Mauritius*	22	5,9%	133	-1%	6	30%
Senegal	209	7,1%	255	-10%	44	26%

* consolidated at 40%